POWERED BY INTELLECT
DRIVEN BY VALUES

Postal Ballot Notice

[Pursuant to Section 110 of the Companies Act, 2013, read with the Companies (Management and Administration) Rules, 2014]

Dear Member(s),

Notice is hereby given pursuant to the provisions of Section 110 of the Companies Act, 2013, read with the Companies (Management and Administration) Rules, 2014 (including any statutory modification or re-enactment thereof for the time being in force), Clause 35B of the Equity Listing Agreement and other applicable laws and regulations, that the resolutions appended below, in relation to :

(i) Increasing the authorized share capital of the Company, with consequential amendments to the Memorandum and Articles of Association; and

(ii) Issuance of bonus shares/ stock dividend by the Company,

are proposed to be passed by the Members through postal ballot / electronic voting (e-voting).

The proposed resolutions, along with the explanatory statement setting out the material facts and reasons thereto, are appended below and a Postal Ballot Form is enclosed for your consideration.

The Board of Directors of the Company has appointed Mr. Parameshwar G. Hegde of Hegde & Hegde, Company Secretaries, as the Scrutinizer for conducting the postal ballot and e-voting process in a fair and transparent manner. Members desiring to exercise their vote by postal ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the same duly completed. The duly completed Postal Ballot Form(s) should reach the Scrutinizer not later than 17:30 Hours (IST) on November 21, 2014 (Friday).

Members desiring to opt for e-voting as per the facilities arranged by the Company are requested to read the instructions in the Notes under the section 'Voting through electronic means' in this Notice.

The Scrutinizer will submit his report to the Chairman or any other Director of the Company after the completion of the scrutiny of the postal ballots (including e-voting). The result of postal ballot (including e-voting) shall be declared on or before November 24, 2014 (Monday) and communicated to the Stock Exchanges, the Depository and the Registrar and Share Transfer Agent and would also be displayed on the Company's website at www.infosys.com

Item no. 1 – Increase in the authorized share capital of the Company

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution :

RESOLVED THAT, pursuant to the provisions of Section 61 and other applicable provisions of the Companies Act, 2013 and the rules issued thereunder (including any statutory modification or re-enactment thereof for the time being in force), the authorized share capital of the Company be and is hereby increased to ₹600,00,00,000 (Rupees six hundred crore only) divided into 120,00,00,000 (one hundred and twenty crore only) equity shares of ₹5 (Rupees five only) each, from ₹300,00,00,000 (Rupees three hundred crore only) divided into 60,00,00,000 (sixty crore only) equity shares of ₹5 (Rupees five only) each, by way of creation of an additional 60,00,00,000 (sixty crore only) equity shares of ₹5 (Rupees five only) each, aggregating to ₹300,00,00,000 (Rupees three hundred crore only).

INFOSYS LIMITED
CIN : L85110KA1981PLC013115
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Item no. 2 – Alteration of the Capital Clause of the Memorandum of Association

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

RESOLVED THAT, pursuant to the provisions of Sections 13 and 61 and other applicable provisions of the Companies Act, 2013 and the rules issued thereunder (including any statutory modification or re-enactment thereof for the time being in force), Clause V of the Memorandum of Association of the Company be and is hereby amended and substituted by the following:

V. The authorized share capital of the Company is ₹ 600,00,00,000 (Rupees six hundred crore only) divided into 120,00,00,000 (one hundred and twenty crore only) equity shares of ₹ 5 (Rupees five only) each.

RESOLVED FURTHER THAT, for the purpose of giving effect to this resolution, the Board (which expression shall also include a Committee thereof), be and is hereby authorized to do all such acts, deeds, matters and things, including delegation of all or any of its powers herein conferred to its Directors, Company Secretary or any other officer(s).

Item no. 3 – Alteration of the Capital Clause of the Articles of Association

To consider and, if thought fit, to pass the following resolution as a Special Resolution :

RESOLVED THAT, pursuant to the provisions of Section 14 and other applicable provisions of the Companies Act, 2013 and the rules issued thereunder (including any statutory modification or re-enactment thereof for the time being in force), Article 3 of the Articles of Association of the Company be and is hereby amended and substituted by the following:

3. The authorized share capital of the Company shall be in accordance with Clause V of the Memorandum of Association of the Company with such rights, privileges and conditions respectively attached thereto as may be from time to time conferred by the Regulations of the Company, and the Company may in its general meeting from time to time increase or reduce its capital and divide the shares in the capital for the time being into several classes, consolidate or sub-divide the shares and attach thereto respectively such preferential, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles of Association of the Company and the Companies Act, 2013 and the rules issued thereunder and vary, modify or abrogate any such rights, privileges or conditions in such manner as may be for the time being provided by the Articles of Association of the Company and the legislative provisions for the time being in force in that behalf.

RESOLVED FURTHER THAT, for the purpose of giving effect to this resolution, the Board (which expression shall also include a Committee thereof), be and is hereby authorized to do all such acts, deeds, matters and things, including delegation of all or any of its powers herein conferred to its Directors, Company Secretary or any other officer(s).

Item no. 4 – Approval for the Issue of Bonus Shares

To consider and if thought fit, to pass the following resolutions as a Special resolution :

RESOLVED THAT, in accordance with Section 63 and other applicable provisions of the Companies Act, 2013, read with Rule 14 of the Companies (Share Capital & Debentures) Rules, 2014 (including any statutory modification or re-enactment thereof for the time being in force), the relevant provisions of the Memorandum and Articles of Association of the Company and the recommendation of the Board of Directors of the Company (hereinafter referred to as 'the Board', which expression shall be deemed to include a Committee of Directors duly authorized by the Board in this behalf), and subject to the regulations and guidelines issued by the Securities and Exchange Board of India (SEBI), including the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 (as amended from time to time) and such permissions, sanctions and approvals as may be required in this regard, consent of the Members be and is hereby accorded to the Board for capitalization of such sum standing to the credit of the securities premium / free reserves of the Company, as may be considered necessary by the Board, for the purpose of issuance of bonus shares of ₹ 5 (Rupees five only) each, credited as fully paid-up shares to the holders of the existing equity shares of the Company, whose names appear in the Register of Members maintained by the Company / List of Beneficial Owners, as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL), on such date as may be fixed in this regard by the Board, in the proportion of 1 (one) equity share for every 1 (one) existing equity share held by the Members.

RESOLVED FURTHER THAT, consequent to the issue of the bonus shares, hereinbefore resolved, in accordance with the relevant provisions of the Memorandum and Articles of Association of the Company and subject to any registration statement

to be filed with the Securities and Exchange Commission, USA (SEC), and any other requirement under any law, consent of the Members be and is hereby accorded to the Board, for the purpose of issuance of the stock dividend (Bonus), credited as fully paid-up American Depositary Shares (ADSs), to the holders of the existing ADSs of the Company, whose names appear as holders on such date as may be fixed in this regard by the Board, in the proportion of 1 (one) ADS for every 1 (one) existing ADS held by the ADS holders.

RESOLVED FURTHER THAT, no allotment letters shall be issued to the allottees of the bonus shares and that the certificate(s) in respect of the bonus shares shall be completed and thereafter be dispatched to the allottees thereof within the period prescribed or that may be prescribed on this behalf, from time to time, except in respect of those allottees who hold shares in dematerialized form.

RESOLVED FURTHER THAT, the issue and allotment of the said bonus shares to the extent that they relate to non-resident Indians (NRIs), persons of Indian origin (PIO) / overseas corporate bodies (OCBs) and other foreign investors of the Company, will be subject to the approval of the Reserve Bank of India (RBI) and any other regulatory authority, as may be required.

RESOLVED FURTHER THAT, the Board be and is hereby authorized to make appropriate adjustments due to the issue of bonus shares / stock dividend as aforesaid, to the restricted stock units (RSUs) which have been granted to the employees of the Company under its 2011 RSUs Plan, pursuant to the Securities and Exchange Board of India (Employee Stock Options and Employee Stock Purchase Scheme) Guidelines, 1999 and any amendments thereto from time to time, such that the exercise price for all RSUs which are outstanding as on the 'record date' (as determined by the Board) (vested and unvested RSUs, including lapsed and forfeited RSUs available for reissue) shall be proportionately adjusted and the number of RSUs which are available for granting and those already granted but not exercised as on 'record date' (as determined by the Board) shall be appropriately adjusted.

RESOLVED FURTHER THAT, the Bonus Shares so allotted shall rank pari passu in all respects with the fully paid-up equity shares of the Company as existing on the 'record date', save and except that they shall not be entitled to any dividend that may be declared before the 'record date'.

RESOLVED FURTHER THAT, the Bonus Shares so allotted shall always be subject to the terms and conditions contained in the Memorandum and Articles of Association of the Company.

RESOLVED FURTHER THAT, for the purposes of giving effect to the bonus issue of equity shares and American Depositary Shares resolved hereinbefore, the issuance of equity shares and / or American Depositary Shares or Instruments or Securities representing the same, the Board and other designated officers of the Company be and are hereby authorized on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, filing a registration statement, if any, and other documents with the SEC and / or the SEBI, listing the additional equity shares and / or ADSs on BSE Limited, The National Stock Exchange of India Limited, New York Stock Exchange (NYSE) and NYSE Euronext London and Paris as the case may be, amending, if necessary, the relevant sections of the agreement entered into between the Company, Deutsche Bank Trust Company Americas, New York (the depositary to the Company's ADSs) and the American Depositary Receipt Holders ('the Depositary Agreement') in connection with the Company's ADS offering, listing on the NYSE, NYSE Euronext London and Paris and entering into of any depositary arrangements in regard to any such bonus as it may in its absolute discretion deem fit.

RESOLVED FURTHER THAT, the Board be and is hereby authorized to take all other steps as may be necessary to give effect to the aforesaid resolution and determine all other terms and conditions of the issue of bonus shares as the Board may in its absolute discretion deem fit.

Registered office :
Electronics City, Hosur Road
Bangalore 560 100
India

Bangalore
October 10, 2014

by order of the Board of Directors
for Infosys Limited

Parvatheesam K.
Chief Risk & Compliance Officer
and Company Secretary

Notes

1. The statement pursuant to Section 102 of the Companies Act, 2013, stating all material facts and the reasons for the proposals set out above is annexed herewith.
2. The Board has appointed Mr. Parameshwar G. Hegde of Hegde & Hegde, Company Secretaries, as the Scrutinizer for conducting the postal ballot / e-voting process in a fair and transparent manner.
3. The Postal Ballot Notice is being sent to the Members whose names appear on the Register of Members / List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on the close of business hours on October 15, 2014. Accordingly, the Members whose names appear on the Register of Members / List of Beneficial Owners (received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL)) as on October 15, 2014 will be considered for the purpose of voting.
4. Voting rights shall be reckoned on the paid-up value of shares registered in the name of the Members as on October 15, 2014.
5. The dispatch of the Postal Ballot Notice and the Explanatory Statement shall be announced through an advertisement in at least 1 (one) English newspaper and at least 1 (one) Kannada newspaper, each with wide circulation in Bangalore, where the registered office of the Company is situated, and published on the Company website.
6. In accordance with the provisions of Section 101 and other applicable provisions of the Companies Act, 2013, read with Rules 18 and 22 of the Companies (Management and Administration) Rules, 2014, the Postal Ballot Notice is being sent by email to those Members who have registered their email addresses with their Depository Participants (in case of shares held in demat form) or with the Company's Registrar and Share Transfer Agent (in case of shares held in physical form). For Members whose email IDs are not registered, physical copies of the Postal Ballot Notice are being sent by permitted mode (i.e. through registered or speed post or through courier), along with a postage-prepaid self-addressed Business Reply Envelope.
7. In compliance with Clause 35B of the Listing Agreement and Sections 108, 110 and other applicable provisions of the Companies Act, 2013, read with the related rules, the Company is pleased to provide e-voting facility to all its Members, to enable them to cast their votes electronically instead of dispatching the physical Postal Ballot Form by post. The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its Members. Please note that e-voting is an alternate mode to cast votes and is optional.
8. Members can opt for only one mode of voting, i.e., either by physical ballot or e-voting. In case Members cast their votes through both the modes, voting done by e-voting shall prevail and votes cast through physical postal ballot forms will be treated as invalid. The instructions for electronic voting are annexed to this Notice.
9. In case a Member is desirous of obtaining a printed Postal Ballot Form or a duplicate, he or she may send an e-mail to investors@infosys.com. The Registrar and Transfer Agent of the Company / Company shall forward the same along with postage-prepaid self-addressed Business Reply Envelope to the Member.
10. A Member cannot exercise his / her vote by proxy on postal ballot.
11. Members desiring to exercise their vote by physical postal ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form duly completed and signed, in the enclosed self-addressed Business Reply Envelope to the Scrutinizer, so that it reaches the Scrutinizer not later than close of working hours (i.e. 17:30 Hours (IST)) on November 21, 2014 (Friday). The postage will be borne by the Company. However, envelopes containing postal ballots, if sent by courier or registered / speed post at the expense of the Members will also be accepted. The Postal Ballot Form(s) may also be deposited personally at the address given on the self-addressed Business Reply Envelope.
12. The duly completed Postal Ballot Form(s) should reach the Scrutinizer not later than 17:30 Hours (IST) on November 21, 2014 (Friday) to be eligible for being considered, failing which, it will be strictly considered that no reply has been received from the Member.

13. In case of joint-holding, the Postal Ballot Form must be completed and signed (as per the specimen signature registered with the Company) by the first named Member and in his / her absence, by the next named Member.
14. Unsigned, incomplete, improperly or incorrectly ticked Postal Ballot Forms shall be rejected.
15. The Scrutinizer will submit his report to the Chairman after the completion of scrutiny of the postal ballots (including e-voting). The result of the voting by postal ballot will be announced by the Chairman or any Director of the Company duly authorized, on or before November 24, 2014 (Monday) at the registered office of the Company and will also be displayed on the website of the Company (www.infosys.com), besides being communicated to the Stock Exchanges, the Depository and the Registrar and Share Transfer Agents on the said date.
16. Resolutions passed by the Members through postal ballot are deemed to have been passed as if they have been passed at a General Meeting of the Members.
17. The date of declaration of results of the postal ballot shall be the date on which the resolution would be deemed to have been passed, if approved by the requisite majority.
18. All the material documents referred to in the explanatory statement will be available for inspection at the registered office of the Company during office hours on all working days from the date of dispatch of the Notice till November 21, 2014 (Friday).

Voting through electronic means

The instructions for e-voting are as follows:

1. Members whose email addresses are registered with the Company / Depository Participant(s) will receive an email from NSDL informing them of their User-ID and password. Once the Member receives the email, he or she will need to go through the following steps to complete the e-voting process:
   a. Open email and open the PDF file titled 'Infosys e-voting.pdf', using your Client ID or Folio No. as password. The said PDF file contains your user ID and password for e-voting. Please note that this password is an initial password.
   b. Launch your internet browser by typing the following URL: https://www.evoting.nsdl.com.
   c. Click on Shareholder – Login.
   d. Enter the user ID and password (the initial password noted in step (a) above). Click on Login.
   e. The Password change menu will appear. Change the password to a password of your choice. The new password should have a minimum of 8 (eight) digits / characters or combination thereof. It is strongly recommended that you do not share your password with any other person and take utmost care to keep your password confidential.
   f. The homepage of e-voting will open. Click on 'e-voting: Active Voting Cycles'.
   g. Select 'EVEN' (E Voting Event Number) of Infosys Limited. For an EVEN, you can login any number of times on e-voting platform of NSDL till you have voted on the resolution during the voting period.
   h. Now you are ready for e-voting as the 'Cast Vote' page opens.
   i. Cast your vote by selecting the option of your choice and clicking on 'Submit', and also remember to 'Confirm' when prompted.
   j. Upon confirmation, the message 'Vote cast successfully' will be displayed.
   k. Once you have voted on a resolution, you will not be allowed to modify your vote.
   l. Institutional members (i.e. other than individuals, HUF, NRI etc.) are required to send a scanned copy (PDF / JPG Format) of the relevant Board resolution / authorization letter etc., together with attested specimen signature of the authorized signatory / signatories who are authorized to vote, to the Scrutinizer via e-mail, to scrutinizerinfosys@gmail.com or evoting@infosys.com, with a copy marked to evoting@nsdl.co.in.

2. For Members whose email IDs are not registered with the Company / depository participant(s) and who receive the physical postal ballot forms, the following instructions may be noted :

   a. The initial password is provided at the bottom of the Postal Ballot Form.

   b. Please follow all the steps from a. to l. mentioned above, to cast your vote successfully.

3. In case of any queries, you may refer to the Frequently Asked Questions (FAQs) and e-voting user manual for Members available in the 'Downloads' section of www.evoting.nsdl.com or contact NSDL by email at evoting@nsdl.co.in.

4. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the 'Forgot Password' option available on the site to reset the password.

5. If you are already registered with NSDL for e-voting, then you can use your existing user ID and password for casting your vote.

6. The e-voting period commences on October 22, 2014 (Wednesday) (9:00 Hours (IST)) and ends on November 21, 2014 (Friday) (17:30 Hours (IST)). During this period, Members of the Company holding shares either in physical form or in dematerialized form, as on the relevant date, i.e. October 15, 2014, may cast their vote electronically. The e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by a Member, he or she will not be allowed to change it subsequently.

Statement pursuant to Sections 102(1) and 110 of the Companies Act, 2013

Item nos. 1, 2, 3 and 4

The equity shares of your Company are listed and actively traded on The National Stock Exchange of India Limited and the BSE Limited. With a view to encouraging the participation of small investors by making equity shares of the Company affordable, increasing the liquidity of the equity shares and to expand the retail shareholder base, the Board in its meeting held on October 10, 2014 considered and approved a bonus issue of 1 (one) equity share for every equity share held, and a bonus issue (viz., stock dividend) of 1 (one) ADS for every ADS held, respectively, as on a 'record date' to be determined by the Board. The ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged.

The bonus issue of equity shares would, inter alia, require appropriate adjustments with respect to all the RSUs of the Company under its 2011 Restricted Stock Units Plan implemented pursuant to the Securities and Exchange Board of India (Employee Stock Options Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and any amendments thereto from time to time, such that all the RSUs outstanding as on record date (vested and unvested RSUs including lapsed and forfeited RSUs available for reissue) as well as RSUs which are available for grant and those already granted but not exercised as on record date shall be proportionately adjusted.

Presently, the authorized share capital of your Company is ₹300 crore divided into 60,00,00,000 (sixty crore only) equity shares of ₹5 (Rupees five only) each. The issue of bonus shares as aforesaid would require increase in the authorized capital of the Company to ₹600 crore divided into 120,00,00,000 (one hundred and twenty crore only) equity shares of ₹5 each (Rupees five only) and consequential amendments to the existing Clause V of the Memorandum of Association and Article 3 of the Articles of Association of the Company.

The bonus issue of equity shares, the stock dividend on ADSs, increase in the authorized capital and alteration of the relevant clauses of the Memorandum and Articles of Association of the Company are subject to the approval of Members in terms of Sections 13, 14, 61 and 63 and other applicable provisions of the Companies Act, 2013, as well as any other applicable statutory and regulatory approvals.

Accordingly, the Resolutions set forth in Item Nos. 1, 2, 3 and 4 of the Postal Ballot Notice seek the approval of Members for capitalization of the amount standing to the credit or securities premium account / free reserve and issue of bonus shares / stock dividend on the terms and conditions set out in the Resolution No. 4, and also seek the approval of Members for consequential amendments to the relevant Clauses of the Memorandum and Articles of Association of the Company.

No director, key managerial personnel and their relatives are in any way concerned or interested in the Resolutions set forth in Item Nos. 1, 2, 3 and 4 of the Notice except to the extent of their shareholding and outstanding RSUs in the Company.

The Board recommends the Resolutions set forth in Item No. 1, 2, 3 and 4 for the approval of the Members.

by order of the Board of Directors
for Infosys Limited

Parvatheesam K.
Chief Risk & Compliance Officer and Company Secretary

Registered office :
Electronics City, Hosur Road
Bangalore 560 100
India

Bangalore
October 10, 2014

investors@infosys.com
www.infosys.com